SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       Form U-1

                              APPLICATION OR DECLARATION

                                        under

                    The Public Utility Holding Company Act of 1935


                         SAVANNAH ELECTRIC AND POWER COMPANY
                                 600 East Bay Street
                               Savannah, Georgia 31401

                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)


                                 THE SOUTHERN COMPANY


                    (Name of top registered holding company parent
                           of each applicant or declarant)


                                   Kirby R. Willis
                Vice President, Treasurer and Chief Financial Officer
                         Savannah Electric and Power Company
                                 600 East Bay Street
                               Savannah, Georgia 31401

                       (Name and address of agent for service)

               The Commission is requested to mail signed copies of all
                        orders, notices and communications to:

                      W. L. Westbrook, Financial Vice President
                                 The Southern Company
                               64 Perimeter Center East
                               Atlanta, Georgia  30346

          E. Pomeroy Williams, Esq.           John D. McLanahan, Esq.
          Bouhan, Williams & Levy LLP         Troutman Sanders LLP
          447 Bull Street                     600 Peachtree Street, N.E.
          Savannah, Georgia  31401            Suite 5200
                                              Atlanta, Georgia 30308-2216
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                                 INFORMATION REQUIRED


          Item 1.   Description of Proposed Transactions.

               Savannah Electric and Power Company ("Savannah") is an

          electric utility company and a wholly-owned subsidiary of The

          Southern Company, a registered holding company under the Public

          Utility Holding Company Act of 1935, as amended (the "Act").

          Savannah is a corporation organized and existing under the laws of the State of Georgia.

               The transactions proposed in this proceeding relate to the construction by Savannah of a project (the "Project") consisting of mooring dolphins, pilings and a coal conveying system for off-loading coal from barges or ships, including a dock,

          foundations and related facilities, for purposes of delivering coal to Savannah's Plant Kraft (Port Wentworth) in Chatham

          County, Georgia.  The Project will make available new sources of coal for Plant Kraft and, therefore, is expected to result in lower fuel costs for the ultimate benefit of Savannah's rate-

          payers.

               It is proposed that, in order to provide funds for payment of the costs of acquiring, constructing, installing and equipping the Project, the Savannah Economic Development Authority, a

          public body corporate and politic and an instrumentality of the

          State of Georgia (the "Authority"), will issue and sell its industrial development revenue bonds (the "Revenue Bonds") in an aggregate principal amount not exceeding $7,000,000.  The Revenue

          Bonds may be so issued and sold, and the transactions relating thereto as described herein may be consummated, at any time not later than March 31, 1996.
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               The Revenue Bonds will be issued under and secured by a

          Trust Indenture, substantially in the form of Exhibit B-2 hereto

          (the "Trust Indenture"), between the Authority and a banking institution acting as trustee (the "Trustee") for the owners from time to time of the Revenue Bonds.  The Revenue Bonds, which are anticipated to be fully subject to taxation under applicable federal and state tax laws, will mature (subject to prior

          redemption) on a date not more than 30 years after the date on which they are initially issued.

               The proceeds from the Authority's sale of the Revenue Bonds will be deposited with the Trustee and will be applied by

          Savannah to payment of the Cost of Construction (as defined in the Agreement hereinafter referred to) of the Project.

               It is proposed that the Revenue Bonds initially will bear

          interest at an interest rate determined weekly until converted at the direction of Savannah to a different interest rate mode permitted under the Trust Indenture.  Other permitted modes will include interest periods of one month's, three months' and six months' duration.  Savannah also may convert the interest rate on the Revenue Bonds to a fixed rate to their stated maturity.

          Except as otherwise provided in the Trust Indenture, the interest rate in each such mode will be determined by the Remarketing

          Agent appointed under the Trust Indenture as the minimum rate of interest necessary, in the judgment of the Remarketing Agent, to enable the Remarketing Agent to sell the Revenue Bonds at a price equal to the principal amount thereof plus accrued interest, if any, thereon.



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




               It is currently contemplated that SunTrust Bank, Atlanta

          (which bank is also expected to serve as placement agent for the

          Revenue Bonds as hereinafter described) will initially serve as

          Remarketing Agent.  The Remarketing Agent for the Revenue Bonds

          may be removed or may resign as provided in the Trust Indenture.

          Savannah expects to review closely the determinations made by the

          Remarketing Agent pursuant to the Trust Indenture and to measure such determinations against, among other things, any available published information concerning comparable securities.

               It is proposed that Savannah will agree to pay the

          Remarketing Agent an annual fee not exceeding 1/4 of 1% of the principal amount of the Revenue Bonds outstanding.

               The interest rate mode for the Revenue Bonds will be subject to conversion from time to time at the option of Savannah as provided in the Trust Indenture.

               The Trust Indenture provides that the Revenue Bonds will be subject to purchase on the demand of the owners thereof and to mandatory purchase upon the occurrence of certain events, as set forth in the Trust Indenture.  Such mandatory purchase events include conversion of the interest rate mode to a fixed rate of interest to the stated maturity of the Revenue Bonds.  The Trust

          Indenture contemplates that the Remarketing Agent generally will use its best efforts to sell any Revenue Bonds required to be purchased.

               The Revenue Bonds will be subject to redemption at the

          direction of Savannah as provided in the Trust Indenture.  It is contemplated that the Revenue Bonds may be entitled to the



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




          benefit of a mandatory redemption sinking fund calculated to retire a portion of the initial aggregate principal amount of the issue prior to maturity.

               In connection with the issuance of the Revenue Bonds,

          Savannah proposes to grant the Authority an estate for years in the real property on which the Project is being constructed for a term coinciding with the term of the Revenue Bonds.  Savannah additionally proposes to enter into a Lease Agreement with the

          Authority substantially in the form of Exhibit B-1 hereto (the

          "Agreement").  The Agreement will provide for the Authority's lease of the Project to Savannah and Savannah's lease of the

          Project from the Authority.  Savannah will agree pursuant to the

          Agreement to pay to the Trustee, as assignee of the Authority,

          from time to time as the amount owed thereunder in respect of the lease of the Project, amounts which, and at or before times which, shall correspond to the payments with respect to the principal of and premium, if any, and interest on the Revenue

          Bonds whenever and in whatever manner the same shall become due,

          whether at stated maturity, upon redemption or declaration or otherwise, and the purchase price of Revenue Bonds required to be purchased under the Trust Indenture.  The Agreement will also obligate Savannah to pay the fees and charges of the Trustee and all costs of operating, maintaining and repairing the Project.

               The Agreement will provide that, upon its expiration or

          termination, all right, title and interest in and to the Project will revert to Savannah.

               Savannah further proposes to enter into arrangements with

          the Authority and SunTrust Bank, Atlanta (or other entity or entities) acting as placement agent with respect to the issuance and sale by the Authority of the Revenue Bonds.  Pursuant to such arrangements, the placement agent is to agree to use its best efforts to arrange for the sale of the Revenue Bonds at a

          purchase price of 100% of the principal amount thereof, and

          Savannah will pay the placement agent's fee for its services in an amount not exceeding 1% of the principal amount of the Revenue

          Bonds.





          Item 2.   Fees, Commissions and Expenses.

               The fees and expenses to be paid or incurred, directly or

          indirectly, in connection with the proposed transactions will be filed by amendment.





          Item 3.   Applicable Statutory Provisions.

               It is considered that certain of the proposed transactions described in Item 1 hereof may be subject to Sections 9(a) and 10 of the Act.  The proposed transactions will be carried out in accordance with the procedures specified in Rule 23 under the Act and pursuant to an order or orders of the Commission in respect thereto.

          Item 4.   Regulatory Approval.

               The proposed transactions are not subject to the

          jurisdiction of any state commission.  The proposed transactions are not subject to the jurisdiction of any federal commission other than the Securities and Exchange Commission.



          Item 5.   Procedure.

               Savannah requests that the Commission's order in this

          proceeding be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the

          Commission's order and the date on which it is to become

          effective.  Savannah hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such Division opposes the matters covered hereby.



          Item 6.   Exhibits and Financial Statements.

               (a)  Exhibits

                    B-1 -- Form of Lease Agreement between the Authority and Savannah.

                    B-2 -- Form of Trust Indenture between the Authority and the Trustee.

                    F   --    Opinion of Bouhan, Williams & Levy LLP.  (To
                              be filed by amendment)

                    G   --    Form of Notice






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




               (b)  Financial Statements

                    Quarterly Report on Form 10-Q of Savannah for the

          quarter ended September 30, 1995.  (Designated herein to File No.

          1-5072.)





          Item 7.   Information as to Environmental Effects.

               (a)  In view of the nature of the proposed transactions as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment within the meaning of the National Environmental Policy Act.

               (b)  No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



























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                                      SIGNATURE



               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



          Dated:  December 6, 1995           SAVANNAH ELECTRIC AND POWER
                                             COMPANY


                                             By:  /s/Wayne Boston
                                                  Wayne Boston
                                                  Assistant Secretary and
                                                  Assistant Treasurer
































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